Via Facsimile and U.S. Mail
Mail Stop 6010

October 2, 2007

Mr. Jeffrey P. Stein
Principal Financial and Accounting Officer
Synvista, Inc.
221 West Grand Avenue, Suite 200
Montvale, NJ 07645

Re: Synvista, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed March 22, 2007
File No. 001-16043

Dear Mr. Stein:

        We have reviewed your filing and have the following comments. We have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K – December 31, 2006

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 29

1.   Please refer to the Division of Corporation Finance "Current Issues and Rulemaking Projects Quarterly Update" under section VIII – Industry Specific Issues – Accounting and Disclosure by Companies Engaged in Research and Development Activities. You can find it at the following website address: http://www.sec.gov/divisions/corpfin/cfcrq032001.htm#secviii. Please revise your disclosure to include the following information for each of your major research and development projects (ALT-2074 and ALT-711):

     a. The current status of the project;
     b. The costs incurred during each period presented and to date on the project;
     c. The nature, timing and estimated costs of the efforts necessary to complete the project;
     d. The anticipated completion dates;
     e. The risks and uncertainties associated with completing development on schedule, and the consequences to operations, financial position and liquidity if the project is not completed timely; and finally
     f. The period in which material net cash inflows from significant projects are expected to commence.

     Regarding b., if you do not maintain any research and development costs by project, disclose that fact and explain why management does not maintain and evaluate research and development costs by project. Provide other quantitative or qualitative disclosure that indicates the amount of the company's resources being used on the project.

     Regarding c. and d., disclose the amount or range of estimated costs and timing to complete the phase in process and each future phase. To the extent that information is not estimable, disclose those facts and circumstances indicating the uncertainties that preclude you from making a reasonable estimate.

Financial Statements – December 31, 2006

Consolidated Statements of Operations, page 43

2.   Please revise your presentation to remove "Investment income" from your revenue line item and corresponding discussion in management's discussion and analysis. Refer to Item 5-03(b)(7) of Regulation S-X.

Mr. Jeffrey P. Stein
Synvista, Inc.
October 2, 2007
Page 3

<u>Note 1 – Organization and Summary of Significant Accounting Policies, page 46</u>

3.   Please revise to include your revenue recognition policy related to your licensing agreements, i.e. Avon Products, Inc.

<u>Note 6 – Collaborative Research and Development Agreements, page 50</u>

4.   Please revise to disclose the amount of the total potential milestone payments to be made under each of these agreements. Explain to us why you did not include a discussion of these amounts and the amount of the annual research funding related to the BIO-RAP agreement in your table of contractual obligations.

<u>Note 12 – Merger with HaptoGuard, Inc., page 57</u>

5.   Your disclosures here and in the statement of stockholder's equity seem to indicate that you issued 37.4 million shares to HaptoGuard. Explain to us how this reconciles to the 22.5 million shares disclosed in the first bullet on page 58. Also explain to us why the Genentech converted shares were distributed to the HaptoGuard shareholders and what additional consideration, if any, was given to Genentech for those shares and any other cancelled shares.

****

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish the letter to us via EDGAR under the form type label CORRESP.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United

States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or James Atkinson, Accounting Branch Chief, at (202) 551-3674 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant